

January 16, 2015

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

     Re: **Harmony Merger Corp.**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed December 31, 2014
             File No. 333-197330

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 5

1.   Where you highlight waivers of interest in the trust account in your prospectus summary, like on page 14, please provide equally prominent disclosure that the underwriters have not waived their rights to the funds as indicated in your response to prior comment 2.

Principal Stockholders, page 73

2.   We note your response to prior comment 3; however, it remains unclear how each of the numbers in the table reflect the unregistered offering and forfeitures. For example, from the information in footnote 8, it is unclear why Mr. Schlemm's pre offering ownership of 119,800 would increase to 202,500 after the offering. Please revise so that the extent of

each identified stockholder's acquisitions in the unregistered offering and forfeitures are clear.

3.   We note the reference in exhibit 10.6.9 to shares being sold back to Eric Rosenfled and a return of funds in the event the over-allotment is exercised. We also note the sale to Mr. Rosenfeld mentioned in exhibit 10.6.11. Please tell us how you have disclosed the purpose and effect of such transactions in your prospectus.

Redeemable Warrants, page 83

4.   Please reconcile the second paragraph of this section with the first full paragraph on page 86. As revised, the disclosure on page 86 appears to indicate that the cashless provision described on page 83 is not available.

Exhibit 1.1

5.   We note your response to prior comment 7; however, the contingency in section 4.7 refers to events described in sections 1.4 and 2.22 – events that are not required to occur before the underwriter accepts funds. Therefore, it continues to appear that Rule 15c2-4 is applicable to this transaction. Please revise your disclosure to reflect the requirements of that rule. As noted in prior comment 7, inclusion of an overallotment option is inconsistent with a contingency offering.

Exhibit 5.1

6.   Refer to the last sentence of the penultimate paragraph of the exhibit. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

Exhibit 10.6.1

7.   Please expand your response to prior comment 9 to tell us with specificity which provision in the subscription agreement relates to your disclosure in the last sentence of the second paragraph on page 75. It appears from that paragraph that purchasers can transfer their shares only if the transferee agrees to the same terms and conditions as the original holder. However, it appears from the first bullet point on page 3 of exhibit 10.6.1 that the transferee only has to agree to a transfer restriction. Also tell us which provision from exhibits 10.6.2 through 10.6.14 relates to your disclosure in the last sentence of the second paragraph on page 75.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202)-551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.